Exhibit 11
DOLLAR GENERAL CORPORATION
COMPUTATION OF EARNINGS PER SHARE

Net Income Per Common Share

Net income per common share is based upon the actual weighted average number of shares outstanding during each period plus the assumed exercise of all dilutive stock options as follows:

Actual weighted average number of            90,173   89,406    96,274
shares outstanding during the
period Common Stock Equivalents:

Dilutive effect of stock options              3,691    3,575     4,070
using the "Treasury Stock Method"

1,715,742 Shares of Convertible              16,755   16,755     7,482
Preferred Stock Issued August 22, 1994

Weighted Average Shares                     110,619   109,736   107,826

The above amounts have been adjusted to reflect the five-for-four common stock split effective on February 12, 1997.